Smith & Wesson Brands, Inc. (SWBI)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Beware of the Blank Check Special Meeting Proposal 5 by the Board

Proposal 5 could also be called the “to be determined” proposal, the Gamesmanship Proposal or the Governance Engineering Proposal.

The sole purpose of Proposal 5 is to reduce the shareholder support for the Special Meeting Proposal 7 that was submitted earlier by shareholder Kenneth Steiner.

The blank check part of proposal 5 is that it calls for certain procedures and requirements “to be determined” by the Board. Hence Proposal 5 is not a real proposal because it omits critical information on the certain procedures and requirements that the Board can hide until a later date to hobble its Proposal 5 so that shareholders might think they have a right to call a special shareholder meeting until they seriously consider using such a right and find the bureaucratic hurdles insurmountable.

For instance under Proposal 5 the Board could add a requirement that only shares owned for 3 continuous years would count toward the 25% ownership threshold. The Board could also add a requirement that only record holder shares could count toward the 25% ownership threshold. And if shareholders complain the Board can retort that these hobbling requirements were approved when shareholders voted for the “to be determined” Proposal 5.

The responsibly for the misleading “to be determined” proposal 5 falls to Mr. Denis Suggs, who chairs the Smith & Wesson governance committee. Shareholders are encouraged to object to the Board submitting a meaningless ”to be determined” proposal on the ballot by voting for the shareholder proposal on the same topic that was submitted first, Proposal 7. Shareholders can also vote against Mr. Suggs who is responsible for the meaningless “to be determined” Board proposal 5. Shareholders can also vote against the come lately Board Proposal 5 or simply not vote at all in regard to proposal 5.

Vote for the Special Meeting Proposal that was submitted first, Proposal 7 and vote against the come lately Proposal 5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.